SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                                HANDLEMAN COMPANY
                                (Name of Issuer)

                         Common Stock ($0.01 par value)
                         (Title of Class of Securities)

                                    410252100
                                 (CUSIP Number)

                                 Judith C. Keilp
                       Palisade Capital Management, L.L.C.
                                One Bridge Plaza
                           Fort Lee, New Jersey 07024
                                 (201) 585-7733
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                November 21, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

NOTE:  Schedules  filed in paper format shall include a signed original and five
copies of the  schedule,  including all exhibits.  See   240.13d-7(b)  for
other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  410252100
________________________________________________________________________________
1) Name of Reporting Persons/I.R.S. Identification Nos. of Above Persons (entities only):

     Palisade Capital Management, L.L.C./I.R.S. Identification No. 22-3330049


________________________________________________________________________________
2)   Check the Appropriate Box If a Member of a Group (See Instructions):
                                                                 (a)  [_]
                                                                 (b)  [_]

     Not Applicable

________________________________________________________________________________
3)   SEC Use Only:



________________________________________________________________________________
4)   Source of Funds (See Instructions):

     OO

________________________________________________________________________________
5)   Check Box If Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                                   [_]

     Not Applicable

________________________________________________________________________________
6)   Citizenship or Place of Organization:

     New Jersey

________________________________________________________________________________
               7)   Sole Voting Power:

  Number of         0*

   Shares      _________________________________________________________________
               8)   Shared Voting Power:
Beneficially
                    0
  Owned by
               _________________________________________________________________
    Each       9)   Sole Dispositive Power:

  Reporting         0*

   Person      _________________________________________________________________
               10)  Shared Dispositive Power:
    With
                    0

________________________________________________________________________________
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:

     0*

________________________________________________________________________________
12)  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):

                                                                      [_]

     Not Applicable

________________________________________________________________________________
13)  Percent of Class Represented by Amount in Row (11):

     0%*

________________________________________________________________________________
14)  Type of Reporting Person (See Instructions):

     IA

________________________________________________________________________________


* Palisade Capital Management, L.L.C. ("Palisade") is a registered investment advisor which has total discretionary authority over the accounts of its clients. As of October 23, 2000, 1,672,000 shares (6.0%) of the common stock, par value $0.01 per share (the "Common Stock"), of Handleman Company (the "Company") beneficially owned by Palisade, over which it had sole power to vote and direct the disposition of, were held on behalf of its clients. No one such client account contained more than five percent of the Common Stock of the Company. As of November 21, 2000, Palisade ceased to be the beneficial owner of more than 5% of the Common Stock outstanding following the sale of its entire position in the issue.


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


     Palisade Capital Management, L.L.C. ("Palisade") hereby amends the Schedule 13D filed with the Securities and Exchange Commission on October 30, 2000 relating to the shares of Handleman Company (the "Company") common stock, $0.01 par value (the "Common Stock"), as follows:

Item 5. Interest in Securities of the Issuer.

     Based upon information set forth in the Company's Quarterly Report on Form 10-Q for the quarterly period ended July 29, 2000, there were outstanding 27,713,153 shares of the Common Stock. On November 21, 2000, Palisade ceased to be beneficial owner of more than 5% of the Common Stock outstanding following the sale of its entire position in the issue.

     The following table details the transactions in the last 60 days, in the Common Stock by Palisade or any other person or entity controlled by Palisade or any person or entity for which Palisade possesses voting or investment control over the securities thereof, each of which was effected in an ordinary brokerage transaction:

                                   (Purchases)

                                      NONE

                                     (Sales)

      Date                     Quantity                           Price
      ----                     --------                           -----

 October  3, 2000                24,000                          $ 12.07
 October  3, 2000                23,000                          $ 12.05
 October  5, 2000                22,300                          $ 12.20
 October  6, 2000                12,300                          $ 12.09
 October  9, 2000                 3,000                          $ 11.95
 October 11, 2000                 7,200                          $ 10.95
 October 12, 2000                11,000                          $ 10.70
 October 16, 2000                 6,000                          $ 11.45
 October 17, 2000                10,000                          $ 11.14
 October 19, 2000                 2,700                          $ 10.42
 October 20, 2000                85,000                          $ 10.12
 October 23, 2000                23,700                          $ 10.10
 October 24, 2000                15,000                          $ 10.02
 October 25, 2000                15,300                          $ 10.07
 October 26, 2000                 4,300                          $ 10.00
 October 27, 2000                24,300                          $  9.95
 October 30, 2000                 3,400                          $  9.95
 October 31, 2000                 2,100                          $  9.95
November  2, 2000                 3,900                          $  9.95
November  3, 2000                43,600                          $  9.70
November  6, 2000                12,100                          $  9.68
November 17, 2000                11,700                          $  9.03
November 20, 2000                 4,500                          $  9.18
November 21, 2000             1,566,400                          $  7.57

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

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        November 27, 2000



                                        ----------------------------------------
                                        Steven E. Berman, in his capacity as a
                                        member of Palisade Capital Management,
                                        L.L.C.




Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

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